Mail Stop 4720   February 24, 2010

Mihir K. Taneja
Chief Executive Officer
GeoPharma, Inc.
6950 Bryan Dairy Road
Largo, FL 33777

      Re: **GeoPharma, Inc.**
           Preliminary Proxy Statement on Schedule 14A
           Filed February 12, 2010
           File No. 001-16185

Dear Mr. Taneja:

We have received the correspondence submitted on February 23, 2010 and have completed our review of the above proxy statement. We have no further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director